Exhibit 99.1

Tsinghua Unigroup and RDA Microelectronics Jointly Announce Amendment of Merger Agreement Due to Relaxation of Certain PRC Regulatory Approval Requirements

BEIJING and SHANGHAI, China, December 20, 2013 — Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”), an operating subsidiary of Tsinghua Holdings Co., Ltd. (“Tsinghua Holdings”), a solely State-owned limited liability corporation funded by Tsinghua University in China, and RDA Microelectronics, Inc. (Nasdaq: RDA) (“RDA”), a fabless semiconductor company that designs, develops and markets wireless systems-on-chip and radio-frequency (RF) semiconductors for cellular, connectivity and broadcast applications, today jointly announced that the parties have entered into an amendment to the merger agreement dated November 11, 2013 in light of the latest relaxation of certain PRC regulatory approval requirements for overseas investments that are relevant to the announced merger between Tsinghua Unigroup and RDA (the “Merger”).

On December 2, 2013, the State Council of the Central Government of China promulgated a new 2013 Government-Approved Investment Projects Catalog (the “New Catalog”), which replaces the 2004 Government-Approved Investment Projects Catalog.  Pursuant to Article 13 of the New Catalog, if no sensitive country/region or sensitive industry is concerned, overseas investment projects involving an investment amount between US$300 million and US$1 billion no longer require approval from the National Development and Reform Commission (the “NDRC”), but instead are only required to complete the registration with the NDRC.  The NDRC is currently in the process of preparing the relevant implementation rules.

“We and RDA amended the merger agreement to reflect the relaxation of regulatory requirements under the New Catalog.  We are continuing to collaborate with the relevant parties to close the Merger smoothly,” said Mr. Zhao Weiguo, Chairman and President of Tsinghua Unigroup.

Steven Tang, Chairman of RDA, said “We are pleased to see the positive de-regulation trend in China under the current administration. RDA’s Board of Directors supports and reiterates its recommendation for the shareholders to approve the Merger with Tsinghua Unigroup at the upcoming shareholders meeting on December 27, 2013.”

The Merger remains subject to closing conditions, including approval of the shareholders of RDA, obtaining other required approvals and other customary closing conditions.  RDA has scheduled an extraordinary general meeting of its shareholders on December 27, 2013, at 10:00 a.m. Beijing time to vote on the Merger.

About Tsinghua Unigroup

Tsinghua Unigroup Ltd. is an operating subsidiary of Tsinghua Holdings Co., Ltd., a solely state-owned limited liability corporation funded by Tsinghua University in China.  Tsinghua Holdings Co., Ltd. is the controlling shareholder of Tsinghua Unigroup.  The other shareholder is Beijing Jiankun Investment Group Co. Ltd.  Tsinghua Unigroup’s business lines include high-technology, bio-technology, science park development, and urban infrastructure construction.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets wireless system-on-chip and radio-frequency semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes baseband, radio-frequency front-end modules, power amplifiers, transceivers, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements, including statements regarding Tsinghua Unigroup’s belief that its filing with the NDRC or other applicable government entity should include all information that will be required for registration of the merger under the new regulatory scheme and intention to work with the NDRC or other applicable government entity if any additional information is requested.  Forward-looking statements involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include the uncertainty regarding further regulatory changes with respect to the NDRC or other requirements impacted by the new catalog; RDA’s anticipated growth strategies; its future results of operations and financial condition; impact of currency volatility in emerging markets; economic conditions in China; the regulatory environment in China; RDA’s ability to attract customers and leverage its brand; trends and competition in the semiconductor industry; migration to new technology; the entry into baseband, new TV and display market and other factors and risks detailed in RDA’s filings with the Securities and Exchange Commission. RDA undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

+86-21-5027-1108

ir@rdamicro.com

Leanne Sievers

EVPShelton Group Investor Relations

949-224-3874l

sievers@sheltongroup.com

Rong Chen, Vice President — Investments

Tsinghua Unigroup Ltd.

ir@unigroup.com.cn